82-5159

Theralase™ Technologies Inc. Photo-Dynamic Therapy

SUITE 1240 • 70 YORK STREET [redacted] M5J 1S9
Telephone [redacted]) 865-1382
[redacted] antor.com


05009871

PRESS RELEASE

FOR IMMEDIATE RELEASE:

SUPPL

SUBJECT: **Theralase Technologies Receives FDA Marketing Approval for Its Therapeutic Medical Laser Unit**

Toronto; 12 July 2005 -- **Theralase Technologies Inc.** (TSXV : TLT & OTC BB : TLTFF) has received FDA clearance for the U.S. marketing of its high-end therapeutic medical laser system which has been successfully developed, manufactured and sold in the Canadian and European market for several years.

The Company says that the FDA approval for the Theralase medical laser system is designated in the NHN medical device, or non-heating lamp, bio-stimulative category. The NHN FDA approval for the Theralase therapeutic laser system marks the first time a higher powered therapeutic laser system has been approved in this category and the first approved by the FDA for chronic knee pain.

The Theralase therapeutic laser system is capable of greater depth penetration of the applied laser energy -- compared with the much lower powered competitive laser systems. The ILY "heat lamp" approval, under which practically all competitive units operate, is approved by the FDA to produce only topical heat; equivalent to a "heating pad" compared with the premium bio-stimulative NHN laser system.

The overriding competitive advantage of the Theralase laser technology is based on its more effective, deeper sub-dermal penetration capabilities. The primary and critical economic advantage of Theralase equipment for healthcare practitioners is that its NHN rating qualifies its units for several multiples of medical insurance reimbursement than that accorded to the limited ILY units.

Theralase Technologies Inc. designs, develops, manufactures and sells proprietary, innovative, higher-powered, super-pulsed therapeutic laser equipment for a wide range of photo-dynamic medical therapy applications. The market-oriented Theralase technology platform targets several diverse healthcare sectors -- firstly, for non-invasive pain management, control and therapy applied to treat muscular-skeletal arthritic and rheumatologic disorders -- secondly, to bio-stimulate and accelerate wound care and healing, including bone fracture regeneration and for osteoporosis conditions -- and thirdly, combining proprietary metallic complexes with photo-dynamic lasers to attack specially-targeted cancerous growths.

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For Further Information -- Contact:
Roger White; Tel - (905) 947-8455; or
S. Donald Moore; Tel - (416) 368-4440